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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Liberty Entertainment, Inc.
(Name of the Issuer)

Liberty Media Corporation
Liberty Entertainment, Inc.
(Name of Person(s) Filing Statement)

Series B common stock, par value $0.01 per share
(Title of Class of Securities)

53045T201
(CUSIP Number of Class of Securities)

Copy to:
Charles Y. Tanabe, Esq. Executive Vice President Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Charles Y. Tanabe, Esq. Executive Vice President Liberty Entertainment, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Frederick H. McGrath, Esq. Renee L. Wilm, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10012 (212) 408-2500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

         Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$593,136,908.28	$33,097.04
  *
  Estimated solely for purposes of calculating the amount of the filing fee. The transaction reported hereby relates to 21,328,188 shares of LEI Series B common stock.

  **
  The filing fee has been calculated using the high and low prices reported for Series B Liberty Entertainment common stock on the Nasdaq Global Select Market on August 20, 2009 (which was $27.81).

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $33,097.04
  Form or Registration No.: Schedule 14A/Form S-4*
  Filing Party: Liberty Media Corporation/Liberty Entertainment, Inc.*
  Date Filed: January 22, 2009/April 24, 2009*

  *
  Liberty Media (File No. 001-33982) previously paid $35,794.18 based on a maximum aggregate offering price applicable to the LEI Series B common stock of $641,472,842.40, upon the filing of its Preliminary Schedule 14A (which includes the proxy statement/prospectus forming a part of this Schedule 13E-3) with the Securities and Exchange Commission on January 22, 2009.

Introduction

        This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission with respect to Liberty Entertainment, Inc., a Delaware corporation (LEI), and all of the outstanding shares of its Series B common stock, par value $.01 per share. The securities to which this Schedule 13E-3 relates are collectively referred to as the Subject Securities. The Subject Securities are not currently outstanding, and will be issued in connection with the redemption (the Split-Off) by Liberty Media Corporation, a Delaware corporation (Liberty Media) of 90% of the outstanding shares of Liberty Entertainment Series A and Series B common stock. In the Split-Off, (i) 0.9 of each outstanding share of Series A Liberty Entertainment common stock will be redeemed for 0.9 of a share of LEI Series A common stock, and (ii) 0.9 of each outstanding share of Series B Liberty Entertainment common stock will be redeemed for 0.9 of a share of LEI Series B common stock.

        This Schedule 13E-3 is being filed by (1) Liberty Media and (2) LEI, a newly formed, wholly owned subsidiary of Liberty Media and the subject company of the 13e-3 transaction. Liberty Media and LEI are collectively referred to as the Filing Persons. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of May 3, 2009, as amended on July 29, 2009 (including all exhibits and schedules thereto, the Merger Agreement), among Liberty Media, LEI, The DIRECTV Group, Inc., a Delaware corporation (DIRECTV), DIRECTV, a Delaware corporation and a wholly owned subsidiary of DIRECTV (Holdings), DTVG One, Inc., a Delaware corporation and a wholly owned, transitory merger subsidiary of Holdings (DTVG One), and DTVG Two, Inc., a Delaware corporation and a wholly owned, transitory merger subsidiary of Holdings (DTVG Two).

        Liberty Media has previously filed, under the Securities Exchange Act of 1934, as amended (the Exchange Act), its preliminary Schedule 14A (the Liberty Proxy Statement/Prospectus) on June 8, 2009, as amended on July 30, 2009 and August 27, 2009. LEI has previously filed, under the Securities Act of 1933, as amended (the Securities Act), its Registration Statement on Form S-4, on April 24, 2009, as amended on June 8, 2009, July 30, 2009 and August 27, 2009, of which the Liberty Proxy Statement/Prospectus forms a part. The Liberty Media Proxy Statement/Prospectus relates to the special meeting of the stockholders of Liberty Media's Series A Liberty Entertainment common stock, par value $0.01 per share, and Series B Liberty Entertainment common stock, par value $0.01 per share, at which such stockholders will consider and vote upon, among other things, a proposal to approve the Split-Off.

        If the requisite stockholder approvals are obtained (and the other conditions to the mergers are satisfied or, if applicable, waived), DTVG Two will merge with and into LEI (the LEI merger) with LEI as the surviving corporation, and DTVG One will merge with and into DIRECTV (the DIRECTV merger and, together with the LEI merger, the mergers) with DIRECTV as the surviving corporation. Immediately prior to the completion of the mergers, John C. Malone, Leslie Malone and certain trusts in favor of their children (collectively, the Malones) will contribute their shares of LEI Series B common stock to Holdings in exchange for 1.11111 shares of Holdings Class B common stock for each share so contributed (as adjusted pursuant to the Merger Agreement). At the effective time of the mergers:

    •
    holders of LEI Series A common stock will receive 1.11111 shares of Holdings Class A common stock for each share of LEI Series A common stock held by them (as adjusted pursuant to the Merger Agreement);

    •
    holders of LEI Series B common stock (other than the Malones) will receive 1.11111 shares of Holdings Class A common stock for each share of LEI Series B common stock held by them (as adjusted pursuant to the Merger Agreement); and

    •
    holders of DIRECTV common stock (other than LEI and its subsidiaries) will receive one share of Holdings Class A common stock for each share of DIRECTV common stock held.

As a result of the mergers, Holdings would become the new parent company of LEI and DIRECTV.

        A copy of the Liberty Proxy Statement/Prospectus is filed herewith as Exhibit 99.1, and includes all annexes attached thereto, including a copy of the merger agreement, as amended, as Annex E thereto.

        All information contained or incorporated by reference in this Schedule 13E-3 concerning Holdings, DIRECTV, DTVG One or DTVG Two has been supplied by Holdings, DIRECTV, DTVG One or DTVG Two, and neither Liberty Media nor LEI takes responsibility for the accuracy of such information.

        The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Liberty Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Liberty Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Liberty Proxy Statement/Prospectus.

        All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1.    Summary Term Sheet.

Item 1001

        The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary"

Item 2.    Subject Company Information.

Item 1002

        (a)   The information contained in the following section of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—The Companies"

        (b)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—The Split-Off"

    •
    "The Split-Off—The Redemption; Redemption Ratio"

    •
    "Management of LEI—Pro Forma Security Ownership of Certain Beneficial Owners"

        (c) - (d) The information contained in the section of the Liberty Proxy Statement/Prospectus entitled "Summary—Comparative Per Share Market Price and Dividend Information" is incorporated herein by this reference.

        (e)   Neither of the Filing Persons has effected any underwritten public offerings of the Subject Securities for cash during the past three years that were registered under the Securities Act or exempt from registration under Regulation A promulgated under the Securities Act.

        (f)    None.

Item 3.    Identity and Background of Filing Persons.

Item 1003

        (a) - (c)

  LEI

        LEI is the subject company of this Schedule 13E-3.

        The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—The Companies"

    •
    "Management of LEI"

        All executive officers and directors of LEI are United States citizens, except for David Flowers who is a citizen of Canada.

        During the past five years, none of the executive officers and directors of LEI was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

  Liberty Media

        LEI is a wholly owned subsidiary of Liberty Media, and Liberty Media is therefore an affiliate of LEI.

        The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—The Companies"

    •
    "Security Ownership of Certain Beneficial Owners and Management of Liberty Media"

        At the date of this Schedule 13E-3, and except as described below, Liberty Media has the following directors and executive officers: John C. Malone (Chairman of the Board and a director), Robert R. Bennett (director), Donne F. Fisher (director), Gregory B. Maffei (Chief Executive Officer, President and a director), Evan D. Malone (director), David E. Rapley (director), M. LaVoy Robinson (director), Larry E. Romrell (director), Charles Y. Tanabe (Executive Vice President and General Counsel), David J.A. Flowers (Senior Vice President and Treasurer), Albert E. Rosenthaler (Senior Vice President), and Christopher W. Shean (Senior Vice President and Controller). Information regarding these individuals is incorporated by reference herein by reference to the relevant portions of "Management of LEI" in the Liberty Proxy Statement/Prospectus. In addition, Malcolm Ian Grant Gilchrist is a director of Liberty Media. Mr. Gilchrist, who is 60 years old, is a dual citizen of the United States and Canada. Mr. Gilchrist has been a director of Liberty Media since July 2009. He served as a Managing Director of Citigroup/Salomon Brothers from 1995 to 2008.

        All executive officers and directors of Liberty Media are United States citizens, except for David Flowers who is a citizen of Canada and Ian Gilchrist who is a citizen of both the United States and Canada.

        During the past five years, none of the executive officers and directors of Liberty Media was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.    Terms of the Transaction.

Item 1004

        (a)(1) Not applicable.

        (a)(2) (i) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—DTV Business Combination—Structure of the DTV Business Combination"

    •
    "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

        (ii)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—DTV Business Combination—LEI Exchange Ratio"

    •
    "DTV Business Combination—Effect of the Malone Contribution"

    •
    "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "DTV Business Combination—Effect of the DIRECTV Merger; What DIRECTV Stockholders Will Receive in the DIRECTV Merger"

    •
    "DTV Business Combination—Effects of the DTV Business Combination"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement"

        (iii)  The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—The Split-Off—Reasons for the Split-Off"

    •
    "Summary—DTV Business Combination—Reasons of the Liberty Media Board for the DTV Business Combination"

    •
    "Summary—DTV Business Combination—Fairness Determination of the Boards of Directors of Liberty Media and LEI"

    •
    "Special Factors—Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board"

    •
    "Special Factors—Fairness Determination of the Boards of Directors of Liberty Media and LEI"

        (iv)  The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "The Special Meeting—Votes Required"

    •
    "DTV Business Combination—Vote and Recommendation"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

        (v)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers—What will the holders of LEI common stock receive as a result of the DTV Business Combination?"

    •
    "Questions and Answers—Why are the Malones receiving shares of high-vote Holdings' common stock?"

    •
    "Questions and Answers—Why are the Malones the only holders of LEI Series B common stock to receive shares of high-vote Holdings common stock in the DTV Business Combination?"

    •
    "Summary—DTV Business Combination—Comparison of Ownership Interests"

    •
    "Summary—DTV Business Combination—Holdings Common Stock"

    •
    "Summary—DTV Business Combination—Comparison of Liberty Entertainment Common Stock, LEI Common Stock and Holdings Common Stock"

    •
    Special Factors—Background—Background of the DTV Business Combination"

    •
    "Special Factors—Fairness Determination of the Board of Directors of Liberty Media and LEI"

    •
    "DTV Business Combination—Effect of the Malone Contribution"

    •
    "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "Transaction Agreements—Agreements Relating to DTV Business Combination—Malone Agreement"

    •
    "Description of Common Stock and Comparison of Stockholder Rights"

        In addition, the information contained in Annex B: Form of Amended and Restated Certificate of Incorporation of LEI and Annex G: Form of Amended and Restated Certificate of Incorporation of Holdings to the Liberty Proxy Statement/Prospectus is incorporated herein by this reference.

        (vi)  The information contained in the section of the Liberty Proxy Statement/Prospectus entitled "DTV Business Combination—Accounting Treatment" is incorporated herein by this reference.

        (vii) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—DTV Business Combination—Material U.S. Federal Tax Consequences of the LEI Merger and the Malone Contribution"

    •
    "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the LEI Transactions"

        (c)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers—Why are the Malones receiving shares of high-vote Holdings common stock?"

    •
    "Questions and Answers—Why are the Malones the only holders of LEI Series B common stock to receive shares of high-vote Holdings common stock in the DTV Business Combination?"

    •
    "Summary—DTV Business Combination—Comparison of Ownership Interests"

    •
    "Summary—DTV Business Combination—Holdings Common Stock"

    •
    "Summary—DTV Business Combination—Comparison of Liberty Entertainment Common Stock, LEI Common Stock and Holdings Common Stock"

    •
    "Special Factors—Background—Background of the DTV Business Combination"

    •
    "Special Factors—Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board"

    •
    "Special Factors—Fairness Determination of the Board of Directors of Liberty Media and LEI"

    •
    "Special Factors—DIRECTV's Reasons for the DTV Business Combination"

    •
    "DTV Business Combination—Effect of the Malone Contribution"

    •
    "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "DTV Business Combination—Interests of Certain Persons"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement"

    •
    "Description of Common Stock and Comparison of Stockholder Rights"

        In addition, the information contained in Annex B: Form of Amended and Restated Certificate of Incorporation of LEI and Annex G: Form of Amended and Restated Certificate of Incorporation of Holdings to the Liberty Proxy Statement/Prospectus is incorporated herein by this reference.

        (d)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—DTV Business Combination—Appraisal or Dissenters' Rights"

    •
    "DTV Business Combination—No Appraisal Rights"

        (e)   The information contained in the section of the Liberty Proxy Statement/Prospectus entitled "Special Factors—Provisions for Unaffiliated Stockholders of LEI" is incorporated herein by this reference.

        (f)    The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers—Where will LEI common stock and Holdings common stock trade?"

    •
    "Summary—The Split-Off—Stock Exchange Listings"

    •
    "Summary—DTV Business Combination—Stock Exchange Listings"

    •
    "Summary—Comparative Per Share Market Price and Dividend Information"

    •
    "DTV Business Combination—Effects of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "DTV Business Combination—Stock Exchange Listings; Delisting of LEI and DIRECTV"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

    •
    "Description of Common Stock and Comparison of Stockholder Rights"

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

        (a) - (c) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—Recent Developments"

    •
    "Summary—The Split-Off"

    •
    "Risk Factors—Factors Relating to the Split-Off"

    •
    "Special Factors—Background—Background of the Split-Off"

    •
    "The Split-Off"

    •
    "DTV Business Combination—Interests of Certain Persons"

    •
    "Transaction Agreements"

    •
    "Management of LEI"

    •
    "Certain Relationships and Related Transactions—Relationships Between LEI and Liberty Media Following the Split-Off"

In addition, the information contained in Annex A: Description of Business to the Liberty Proxy Statement/Prospectus is incorporated herein by this reference.

        (e)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—The Split-Off"

    •
    "Summary—DTV Business Combination—Malone Agreement"

    •
    "Summary—DTV Business Combination—Interests of Certain Persons"

    •
    "Special Factors—Background"

    •
    "The Split-Off"

    •
    "DTV Business Combination"

    •
    "Transaction Agreements—Agreements Relating to the Split-Off—Reorganization Agreement"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Bennett Agreement"

Item 6.    Purpose of the Transaction and Plans or Proposals.

Item 1006

        (b) - (c) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers—Where will LEI common stock and Holdings common stock trade?"

    •
    "Summary—The Split-Off—Stock Exchange Listings"

    •
    "Summary—DTV Business Combination—Comparison of Ownership Interests"

    •
    "Special Factors—Plans for LEI After the Split-Off and the Mergers; Certain Effects of the Split-Off and the Mergers"

    •
    "The Split-Off—Stock Exchange Listings"

    •
    "DTV Business Combination—Effects of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "DTV Business Combination—Effects of the DTV Business Combination"

    •
    "DTV Business Combination—Stock Exchange Listings; Delisting of LEI and DIRECTV"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

    •
    "Description of Common Stock and Comparison of Stockholder Rights"

    •
    "Management of LEI"

    •
    "Management of Holdings"

Item 7.    Purposes, Alternatives, Reasons and Effects.

Item 1013

        (a) - (c) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—The Split-Off—Reasons for the Split-Off"

    •
    "Summary—DTV Business Combination—Reasons of the Liberty Media Board for the DTV Business Combination"

    •
    "Summary—DTV Business Combination—Fairness Determination of the Boards of Directors of Liberty Media and LEI"

    •
    "Special Factors—Background"

    •
    "Special Factors—Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board"

    •
    "Special Factors—Fairness Determination of the Boards of Directors of Liberty Media and LEI"

        (d)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—DTV Business Combination"

    •
    "Special Factors—Plans for LEI After the Split-Off and the Mergers; Certain Effects of the Split-Off and the Mergers"

    •
    "DTV Business Combination—Effect of the Malone Contribution"

    •
    "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger"

    •
    "DTV Business Combination—Effects of the DTV Business Combination"

    •
    "DTV Business Combination—Interests of Certain Persons"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination"

    •
    "Description of Common Stock and Comparison of Stockholder Rights"

    •
    "Material U.S. Federal Income Tax Consequences"

    •
    "Management of LEI"

Item 8.    Fairness of the Transaction.

Item 1014

        (a) - (e) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—DTV Business Combination"

    •
    "The Special Meeting—Votes Required"

    •
    "Special Factors—Background"

    •
    "Special Factors—Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board"

    •
    "Special Factors—Fairness Determinations of the Board of Directors of Liberty Media and LEI"

    •
    "Special Factors—Opinion of the Financial Advisor to the Liberty Media Board"

    •
    "DTV Business Combination—Purpose of the Transaction Proposals"

    •
    "DTV Business Combination—Vote and Recommendation"

    •
    "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement"

        (f)    None.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015

        (a) - (b) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Summary—DTV Business Combination—Opinion of Financial Advisor to the Liberty Media Board"

    •
    "Special Factors—Background"

    •
    "Special Factors—Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board"

    •
    "Special Factors—Fairness Determination of the Boards of Directors of Liberty Media and LEI"

    •
    "Special Factors—Opinion of Financial Advisor to the Liberty Media Board"

In addition, the information contained in Annex H: Fairness Opinion of Goldman, Sachs & Co. dated as of May 3, 2009 to the Liberty Proxy Statement/Prospectus is incorporated herein by this reference.

        (c)   The information contained in the section of the Liberty Proxy Statement/Prospectus entitled "Special Factors—Availability of Documents" is incorporated herein by this reference.

Item 10.    Source and Amounts of Funds or Other Consideration.

Item 1007

        (a) - (d) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "The Split-Off—Amount and Source of Funds and Financing; Expenses"

    •
    "DTV Business Combination—Amount and Source of Funds and Financing; Expenses"

Item 11.    Interest in Securities of the Subject Company.

Item 1008

        (a) - (b) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—The Split-Off—Interests of Certain Persons"

    •
    "Summary—DTV Business Combination—Interests of Certain Persons"

    •
    "The Special Meetings—Votes Required"

    •
    "The Split-Off—Interests of Certain Persons"

    •
    "DTV Business Combination—Interests of Certain Persons"

    •
    "Transaction Agreements"

    •
    "Management of LEI"

    •
    "Security Ownership of Certain Beneficial Owners and Management of Liberty Media"

Item 12.    The Solicitation or Recommendation.

Item 1012

        (d) - (e) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—The Split-Off—Interests of Certain Persons"

    •
    "Summary—DTV Business Combination—Interests of Certain Persons"

    •
    "The Special Meeting"

    •
    "Special Factors—Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board"

    •
    "The Split-Off—Interests of Certain Persons"

    •
    "The Split-Off—Vote and Recommendation"

    •
    "DTV Business Combination—Interests of Certain Persons"

    •
    "DTV Business Combination—Vote and Recommendation"

Item 13.    Financial Information.

Item 1010

        (a) - (b) The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Selected Financial Data for LEI and Liberty Media"

    •
    "Unaudited Comparative Per Share Information"

In addition, the information contained in Annex C: LEI, LMC Entertainment and Liberty Media Financial Statements to the Liberty Proxy Statement/Prospectus is incorporated herein by this reference.

        Additional financial information required by this Item 13 with respect to Liberty Media and LEI is incorporated by reference in the Liberty Proxy Statement/Prospectus as described in the section entitled "Additional Information—Where You Can Find More Information" and is incorporated herein by this reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

        (a)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "The Special Meeting—Solicitations of Proxies"

        (b)   The information contained in the following sections of the Liberty Proxy Statement/Prospectus is incorporated herein by this reference:

    •
    "Questions and Answers"

    •
    "Summary—The Companies"

    •
    "Special Factors—Background"

    •
    "Management of LEI"

    •
    "Additional Information—Where You Can Find More Information"

In addition, the information contained in Annex A: Description of Business is incorporated herein by this reference.

Item 15.    Additional Information.

Item 1011

        (b)   The information contained in the Liberty Proxy Statement/Prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16.    Exhibits.

Item 1016

        (a)   The Liberty Proxy Statement/Prospectus filed as Amendment No. 2 to Schedule 14A with the Securities and Exchange Commission on the date hereof is filed with this Schedule 13E-3 as Exhibit 99.1.

        (b)   None.

        (c)(1) The opinion of Goldman, Sachs & Co. is included as Annex H to the Liberty Proxy Statement/Prospectus, which is filed with this Schedule 13E-3 as Exhibit 99.1.

        (c)(2) Project Eagle Three Discussion Materials, Preliminary Draft, of Goldman, Sachs & Co., dated April 29, 2009, which is filed with this Schedule 13E-3 as Exhibit 99.2.

        (c)(3) Project Eagle Three Discussion Materials, of Goldman, Sachs & Co., dated May 1, 2009, which is filed with this Schedule 13E-3 as Exhibit 99.3.

        (c)(4) Project Eagle Three Presentation to the Liberty Media Board of Directors, of Goldman, Sachs & Co., dated May 3, 2009, which is filed with this Schedule 13E-3 as Exhibit 99.4.

        (d)(1) Agreement and Plan of Merger, dated as of May 3, 2009, among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV and the other parties named therein, as amended on July 29, 2009, is included as Annex E to the Liberty Proxy Statement/Prospectus, which is filed with this Schedule 13E-3 as Exhibit 99.1.

        (d)(2) Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among The DIRECTV Group, Inc., DIRECTV, John C. Malone and the other parties named therein, as amended on July 29, 2009, is included as Annex F to the Liberty Proxy Statement/Prospectus of Liberty Media Corporation, which is filed with this Schedule 13E-3 as Exhibit 99.1.

        (d)(3) Letter Agreement, dated as of May 3, 2009, by and among Liberty Media Corporation, Robert R. Bennett and Liberty Entertainment, Inc., which is incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form S-4/A of Liberty Entertainment, Inc. filed with the Securities and Exchange Commission on June 8, 2009 (the LEI S-4 Amendment No. 1).

        (d)(4) Form of Reorganization Agreement by and between Liberty Media Corporation and Liberty Entertainment, Inc., which is incorporated by reference to Exhibit 2.1 to the LEI S-4 Amendment No. 1.

        (f)    None.

        (g)   None.

 SIGNATURES

        After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 27, 2009

LIBERTY MEDIA CORPORATION
By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President and General Counsel
LIBERTY ENTERTAINMENT, INC.
By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President and General Counsel

 EXHIBIT INDEX

        (a)   The Liberty Proxy Statement/Prospectus filed as Amendment No. 2 to Schedule 14A with the Securities and Exchange Commission on the date hereof is filed with this Schedule 13E-3 as Exhibit 99.1.

        (b)   None.

        (c)(1) The opinion of Goldman, Sachs & Co. is included as Annex H to the Liberty Proxy Statement/Prospectus, which is filed with this Schedule 13E-3 as Exhibit 99.1.

        (c)(2) Project Eagle Three Discussion Materials, Preliminary Draft, of Goldman, Sachs & Co., dated April 29, 2009, which is filed with this Schedule 13E-3 as Exhibit 99.2.

        (c)(3) Project Eagle Three Discussion Materials, of Goldman, Sachs & Co., dated May 1, 2009, which is filed with this Schedule 13E-3 as Exhibit 99.3.

        (c)(4) Project Eagle Three Presentation to the Liberty Media Board of Directors, of Goldman, Sachs & Co., dated May 3, 2009, which is filed with this Schedule 13E-3 as Exhibit 99.4.

        (d)(1) Agreement and Plan of Merger, dated as of May 3, 2009, among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV and the other parties named therein, as amended on July 29, 2009, is included as Annex E to the Liberty Proxy Statement/Prospectus, which is filed with this Schedule 13E-3 as Exhibit 99.1.

        (d)(2) Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among The DIRECTV Group, Inc., DIRECTV, John C. Malone and the other parties named therein, as amended on July 29, 2009, is included as Annex F to the Liberty Proxy Statement/Prospectus of Liberty Media Corporation, which is filed with this Schedule 13E-3 as Exhibit 99.1.

        (d)(3) Letter Agreement, dated as of May 3, 2009, by and among Liberty Media Corporation, Robert R. Bennett and Liberty Entertainment, Inc., which is incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form S-4/A of Liberty Entertainment, Inc. filed with the Securities and Exchange Commission on June 8, 2009 (the LEI S-4 Amendment No. 1).

        (d)(4) Form of Reorganization Agreement by and between Liberty Media Corporation and Liberty Entertainment, Inc., which is incorporated by reference to Exhibit 2.1 to the LEI S-4 Amendment No. 1.

        (f)    None.

        (g)   None.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Persons.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Information.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX